                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2006

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                    Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     NEUROCHEM INC.
May 9, 2006

                                     By: /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner, Vice President,
                                         General Counsel and Corporate Secretary

                                                   NEUROCHEM INC.
   [NEUROCHEM LOGO]                                275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7

For further information, please contact:
--------------------------------------------------------------------------------

Lise Hebert, PhD                                           Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com





                    AT ANNUAL GENERAL MEETING OF SHAREHOLDERS
                   NEUROCHEM HIGHLIGHTS IMPORTANT DEVELOPMENTS

                           FOR KEY PRODUCT CANDIDATES

                     THE COMPANY ANNOUNCES NEW APPOINTMENTS


LAVAL, QUEBEC, MAY 9, 2006 -- At its annual general meeting of shareholders, Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) highlighted important developments for its advanced investigational product candidates, eprodisate (Fibrillex(TM)) for the treatment of Amyloid A (AA) amyloidosis and tramiprosate (Alzhemed(TM)) for the treatment of Alzheimer's disease (AD). Neurochem emphasizes its commitment to remain focused on the development and commercialization of new therapies for patients facing serious, life threatening diseases.

"We have achieved major milestones for Fibrillex(TM) and Alzhemed(TM) in the past year and fiscal 2006 promises to be as exciting," said Dr. Francesco Bellini, Neurochem's Chairman, President and CEO. "We continue to strengthen our Company by reaching important stages in the development of our key product candidates. The filing by the FDA of the NDA for Fibrillex(TM), along with the priority review designation that we have recently announced is a major accomplishment for our Company. With the completion of the North American Phase III clinical trials for Alzhemed(TM) scheduled for January 2007, we are taking important strides towards the possibility of introducing our innovative product candidates to patients around the world, pending approval by the regulatory agencies."

EPRODISATE (FIBRILLEX(TM))
NDA FILED BY THE FDA AND GRANTED PRIORITY REVIEW

The new drug application (NDA) for eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis has been filed and granted priority review by the US Food and Drug Administration (FDA). Priority review status of the application normally reduces the standard review time for an application to six months and the FDA's target for a response will be around August 13, 2006, on eprodisate's (Fibrillex(TM)) NDA.

"There is currently no approved therapy for AA amyloidosis, and we look forward to continuing to work closely with the FDA in the coming months as we seek regulatory approval for this potential new treatment for this serious disease," stated Denis Garceau, Ph.D., Neurochem's Senior Vice President, Drug Development. "Fast track and priority review designations are used to expedite the drug development and review process of products addressing diseases with significant unmet medical needs. The priority review designation is an acknowledgement that the FDA intends to direct attention and resources to review the eprosidate (Fibrillex(TM)) application."

While eprosidate (Fibrillex(TM)) did not achieve the study's pre-specified p-value of 0.01 on the composite primary endpoint, the 12-month analysis of the open-label extension combined with the randomized Phase II/III clinical trial showed that, in patients continuously treated with eprodisate (Fibrillex(TM)) for three years, there was a reduction in the risk of renal decline or all-cause mortality to 41% (p=0.011) relative to patients who received placebo for two years and then switched to eprodisate (Fibrillex(TM)) for one year. The data also show that by impacting on the kidney function, as measured by the rate of creatine clearance, continuous treatment with eprodisate (Fibrillex(TM)) could delay dialysis by many years. Furthermore, eprodisate (Fibrillex(TM)) has a safety profile that is comparable to placebo.

In December 2004, Neurochem signed a definitive collaboration and distribution agreement, granting Centocor, Inc. exclusive distribution rights for eprodisate (Fibrillex(TM)) worldwide, with the exception of Canada, Switzerland, Japan, China, South Korea and Taiwan.

TRAMIPROSATE (ALZHEMED(TM))
TWO PHASE III CLINICAL TRIALS ON TRACK

In April 2006, data from the open-label extension study of the Phase II clinical trial for tramiprosate (Alzhemed(TM)), involving mild-to-moderate AD patients, continued to show clinically important benefits on cognitive and global performance measures, consistent with the stabilization of the disease in a proportion of mild patients (four out of nine) after three years on study medication. The data were presented by Paul S. Aisen, M.D., Professor of Neurology and Medicine at Georgetown University Medical Center, and principal investigator in the United States of the ongoing Phase III clinical trial for tramiprosate (Alzhemed(TM)). The presentation was given at the 9th International Geneva/Springfield Symposium on Advances in Alzheimer Therapy (Geneva, Switzerland).

Additional efficacy results on tramiprosate (Alzhemed(TM)) were also presented. Further to the capability of tramiprosate (Alzhemed(TM)) to bind to soluble amyloid B (AB) peptide and interfere with the amyloid cascade, data from in vitro studies have shown that tramiprosate (Alzhemed(TM)) has an effect on neuronal cells, protecting against AB peptide-induced toxicity and cell death. Tramiprosate (Alzhemed(TM)) decreases AB42-induced cell death in primary rat neuronal cell cultures by 38% (p-value < 0.01).

Tramiprosate (Alzhemed(TM)) is currently in a multicenter, randomized, double-blind, placebo-controlled, three-armed, parallel-designed Phase III clinical trial in North America. A total of 1,052 patients in close to 70 clinical sites across the United States and Canada have been randomized to receive study medication over a period of 18 months. The clinical trial is scheduled to be completed in January 2007. To date, 108 patients completed the trial and 573 patients have already completed 12 months. All patients who complete the North American Phase III clinical trial will be offered the opportunity to receive tramiprosate (Alzhemed(TM)) in an open-label extension study.

The safety profile of tramiprosate's (Alzhemed(TM)) is well characterized. During 2005 and subsequent to year end, Neurochem received four consecutive recommendations from its Independent Safety Review Board for tramiprosate (Alzhemed(TM)) to continue the Company's North American Phase III clinical trial for the treatment of AD. The Company also launched its Phase III clinical trial in Europe in September 2005. This international, multicenter, randomized, double-blind, placebo-controlled, three-armed, parallel-designed Phase III clinical trial is progressing on schedule. Just as for the North American trial, the European study will investigate the safety, efficacy and the potential to arrest or slow the progression of AD with tramiprosate (Alzhemed(TM)) in some 930 mild-to-moderate AD patients. Enrolment is on schedule with more than 290 patients randomized in the clinical trial; enrolment is expected to be completed in the fall of 2006.

APPOINTMENTS

The Company announced the appointment of Mr. Barry D. Greenberg, Ph.D. as Senior Director, Pharmacology, and the promotion of Mr. David Skinner to the position of Vice President, General Counsel and Corporate Secretary.

Dr. Greenberg's responsibilities will include strategic planning for biological and pharmacological development including in vitro and in vivo pharmacology and toxicology studies. With almost 25 years experience in pharmaceutical and biotech R&D, Dr. Greenberg comes to Neurochem from AstraZeneca Pharmaceuticals where, over the past eight years, he held a series of discovery and strategic positions in the United States and in Sweden. He also served as Director, Alzheimer amyloid research program at Cephalon, Inc. from 1993-1997. Dr. Greenberg has a Ph.D degree from the University of North Carolina and postdoctoral training at Stanford University. He also holds Masters and Bachelor degrees from Northwestern University in Evanston (Illinois).

Mr. Skinner, a lawyer, joined Neurochem as General Counsel and Corporate Secretary in April 2003. He has more than thirteen years experience, mostly international, including complex cross-border mergers and acquisitions and private equity transactions. Among his previous positions, Mr. Skinner served in the corporate commercial departments of two leading international law firms. He holds a Bachelors degree in Geology from Williams College in Massachusetts, as well as a Bachelor of Common Law and a Bachelor of Civil Law from McGill University. He is a member of the Quebec, the New York and the Massachusetts bars.

FINANCIAL POSITION

Neurochem strengthened its financial position early in 2005, by raising additional capital through a public offering of 4 million common shares, resulting in total gross proceeds of approximately US$61.2 million. In July 2005, and in February 2006, Picchio Pharma exercised warrants previously issued generating proceeds of approximately C$18.1 million to Neurochem. In November 2005, Neurochem concluded a sale and leaseback of its campus located in Laval, Quebec, generating gross proceeds of C$32 million for the Company. As of December 31, 2005, pro-forma the warrant exercised by Picchio Pharma in February 2006, Neurochem reported cash, cash equivalents and marketable securities of approximately $US69 million.


FUTURE OUTLOOK

Fiscal 2006 and 2007 will feature major milestones for Neurochem's development into an international biopharmaceutical company. In August 2006, the Company expects a decision from the FDA on eprodisate (Fibrillex(TM)). This will be followed in the fall of 2006 by the expected completion of patient recruitment for the European Phase III clinical trial for tramiprosate (Alzhemed(TM)) and by a planned submission of a Marketing Authorization Application for eprodisate (Fibrillex(TM)) to European regulatory authorities. In January 2007, Neurochem expects to complete the North American Phase III clinical trial for tramisprosate (Alzhemed(TM)) for an expected release of the results from this trial in the spring of 2007.


ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of the US Food and Drug Administration's (FDA) Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA filed and granted the eprodisate (Fibrillex(TM)) new drug application for priority review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at www.neurochem.com.


Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

                                                   NEUROCHEM INC.
[NEUROCHEM LOGO]                                   275 Armand-Frappier Blvd.
                                                   Laval, Quebec, Canada H7V 4A7
--------------------------------------------------------------------------------
FOR FURTHER INFORMATION, PLEASE CONTACT:


Lise Hebert, Ph.D.                                         Tel: (450) 680-4570
Vice President, Corporate Communications                   lhebert@neurochem.com


                           NEUROCHEM REPORTS RESULTS
                        FOR FIRST QUARTER OF FISCAL 2006

LAVAL, QUEBEC, MAY 9, 2006 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the first quarter ended March 31, 2006. The Company reported a net loss of $17,134,000 ($0.45 per share) for the quarter, compared to $16,970,000 ($0.54 per share) for the same period the previous year. The modest increase is due to research and development (R&D) expenses which amounted to $13,726,000 this quarter, compared to $11,965,000 for the same period the previous year, relating to tramiprosate's (Alzhemed(TM)) ongoing North American and European Phase III clinical trials. The increase in R&D was almost offset by the decrease in general and administrative expenses (G&A). G&A totalled $3,442,000 for the current quarter, compared to $5,165,000 the same quarter last year. The decrease in G&A is primarily attributable to a reduction in legal fees regarding the dispute with Immtech International, Inc. (recently renamed Immtech Pharmaceuticals, Inc.)

At the end of the quarter, the Company reported cash, cash equivalents and marketable securities of $59,595,000, compared to $71,091,000 on December 31, 2005. The decrease is primarily due to funds used in operations and investing activities.

"Neurochem is moving closer to bringing new hope to millions of people suffering from devastating illnesses," said Dr. Francesco Bellini, Neurochem's Chairman, President and CEO. "We are very pleased that the FDA filed the new drug application for Fibrillex(TM), which also received priority review. Neurochem continues to meet its objectives and we will continue to work closely with the FDA as the agency reviews the submission and prepares itself to render a decision on eprosidate (Fibrillex(TM)), for the treatment of AA amyloidosis. Alzhemed(TM)'s program is advancing through a Phase III clinical trial in North America and we are progressing well with patient recruitment for the Phase III clinical trial in Europe," he concluded.

CONSOLIDATED FINANCIAL RESULTS HIGHLIGHTS

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements for the quarter ended March 31, 2006, as well as the Company's audited consolidated financial statements for the year ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, critical accounting policies, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2005. All dollar figures are Canadian dollars, unless specified otherwise.

RESULTS OF OPERATIONS

For the three-month period ended March 31, 2006, the net loss amounted to $17,134,000 ($0.45 per share), compared to $16,970,000 ($0.54 per share) for the corresponding period last year.

Revenue from collaboration agreement amounted to $607,000 for the current quarter, compared to $1,205,000 for the same period last year. This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (Fibrillex(TM)), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S. $6,000,000) has been classified as deferred revenue and is not being amortized as earned revenues given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration
(FDA), the amount would no longer be refundable and would be amortized as earned revenue. In April 2006, the Company received notification from the FDA that it has filed and designated the eprodisate (Fibrillex(TM)) New Drug Application
(NDA) for priority review, with a goal date of August 13, 2006, when the FDA is expected to render a decision.

Reimbursable costs revenue amounted to $230,000 for the current quarter, compared to $444,000 for the same period last year and consists of costs reimbursable by Centocor in respect of eprodisate (Fibrillex(TM)) related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $13,726,000 for the current quarter, compared to $11,965,000 for the same period last year. The increase is primarily due to expenses incurred in relation to the development of tramiprosate (Alzhemed(TM)) for the ongoing Phase III clinical trials in North America and Europe. Tramiprosate (Alzhemed(TM)) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). In July 2005, the Company completed the enrolment of 1,052 patients with mild-to-moderate AD for its North American Phase III clinical trial. The study duration is 18 months and the trial is being conducted in close to

70 clinical centers in the U.S. and in Canada. In September 2005, the Company launched its Phase III clinical trial in Europe, with 930 mild-to-moderate AD patients expected to participate. The study duration is also 18 months and the trial will be conducted in approximately 70 centers in ten European countries. As of March 31, 2006, 289 patients have been successfully screened and 175 of them were randomized in the European clinical trial. Enrollment for the European clinical trial is expected to be completed during the fall of 2006. The Phase III clinical trials on tramiprosate (Alzhemed(TM)) are designed to demonstrate the safety, efficacy and disease-modifying potential of the product candidate in the treatment of AD. In February 2006, the Company announced its intention to initiate during the second quarter of 2006 an 18-month open-label extension study for its ongoing North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). In February 2006, the Company completed the submission of an NDA with the FDA for its investigational product candidate, eprodisate (Fibrillex(TM)). For the quarter ended March 31, 2006, research and development expenses also included costs incurred to support the on-going eprodisate (Fibrillex(TM)) Phase II/III open-label extension study, as well as on-going drug discovery programs. The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.

Research tax credits amounted to $520,000 this quarter, compared to $409,000 for the corresponding period last year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program. The increase is mainly attributable to increased research and development expenses incurred in Quebec, eligible for refundable tax credits.

General and administrative expenses totaled $3,442,000 for the current quarter, compared to $5,165,000 for the same quarter last year. The decrease is primarily attributable to a reduction in legal fees with regards to the dispute with Immtech International, Inc. (Immtech) (now known as Immtech Pharmaceuticals, Inc.). See Litigation section below.

Reimbursable costs amounted to $230,000 for the current quarter, compared to $444,000 for the same period last year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (Fibrillex(TM)) related activities and reimbursable by Centocor.

Stock-based compensation amounted to $916,000 for the current quarter, compared to $770,000 for the corresponding quarter last year. This expense relates to employee and director stock options, and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. The increase is due to new stock options granted during the past twelve months.

Depreciation, amortization and write-off of patents amounted to $493,000 for the current quarter, compared to $570,000 for the same quarter last year. The decrease results mainly from the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities and campus located in Laval, Quebec.

Interest and bank charges amounted to $27,000 for the current quarter, compared to $121,000 for the same quarter last year. The decrease is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities and campus from Shire BioChem Inc. in 2004.

Interest income amounted to $643,000 for the current quarter, compared to $251,000 for the same quarter last year. The increase is mainly attributable to higher average cash balances in the current quarter, compared to the same quarter last year. The higher average cash balance results from the net proceeds received from the public offering in March 2005, the exercise of warrants by a subsidiary of Picchio Pharma Inc. (Picchio Pharma) in July 2005 and February 2006, as well as the sale-leaseback transaction in November 2005. Furthermore, interest rates were higher during the current quarter compared to the same quarter last year. Please refer to the Liquidity and Capital Resources section for details on the warrant exercised in February 2006.

Foreign exchange loss amounted to $46,000 for the current quarter, compared to a gain of $226,000 for the same quarter last year. Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company's net monetary assets held in foreign currencies, primarily U.S. dollars.

Other income amounted to $285,000 for the current quarter, compared to $51,000 for the same quarter last year. Other income consists of non-operating revenue, primarily sub-lease revenue.

Share of loss in a company subject to significant influence amounted to $816,000 and non-controlling interest amounted to $262,000 for the current quarter, compared to $755,000 and $225,000 respectively for the corresponding quarter last year. These items result from the consolidation of the Company's interest in a holding company that owns Innodia Inc. shares, for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing of Innodia Inc. As a result of the transaction, the Company's indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

Litigation

In connection with an agreement concluded in 2002, Immtech (which changed its name on March 22, 2006, to Immtech Pharmaceuticals, Inc.) brought claims against the Company in legal proceedings filed on August 12, 2003, with the Federal District Court for the Southern District of New York, U.S.A. The dispute is now before an arbitral tribunal convened in accordance with the rules of the International Court of Arbitration. A hearing before the arbitral tribunal was held in mid-September 2005. Neurochem's external legal counsel was advised by the arbitral tribunal on May 5, 2006, that the hearing in this matter was closed as of April 17, 2006. The parties await the arbitral tribunal's award. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. Accordingly, no provision for possible loss has been recorded by the Company in connection with this matter. The Company has, and will continue to, vigorously defend itself against claims brought by Immtech. See note 7 to the Consolidated Financial Statements.


Related party transactions

Refer to note 6 of the Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2006, the Company had available cash, cash equivalents and marketable securities of $59,595,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and investing activities. The decrease is partially compensated by proceeds received from the exercise of a warrant by Picchio Pharma.

On February 16, 2006, Picchio Pharma, the Company's largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.

As at April 30, 2006, the Company had 38,644,449 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets and 2,477,787 options granted under the stock option plan.

                                 NEUROCHEM INC.
                     CONSOLIDATED FINANCIAL INFORMATION(1)
           (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE DATA)


                                                      THREE-MONTH PERIOD ENDED
                                                             MARCH 31
                                                      ------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS                       2006           2005
-------------------------------------                 ----------    -----------
                                                      (unaudited)   (unaudited)
Revenues:
  Collaboration agreement                                   $607         $1,205
  Reimbursable costs                                         230            444
                                                      ----------    -----------
                                                             837          1,649
                                                      ----------    -----------

EXPENSES
  Research and development                                13,726         11,965
  Research tax credits                                      (520)          (409)
  Research grants                                            (15)            (9)
  General and administrative                               3,442          5,165
  Reimbursable costs                                         230            444
  Stock-based compensation                                   916            770
  Depreciation, amortization and write-off
    of patents                                               493            570
  Interest and bank charges                                   27            121
                                                      ----------    -----------
                                                          18,299         18,617
                                                      ----------    -----------
Net loss before undernoted items:                        (17,462)       (16,968)

  Interest income                                            643            251
  Foreign exchange gain (loss)                               (46)           226
  Other income                                               285             51
  Share of loss in a company subject to
    significant influence                                   (816)          (755)
  Non-controlling interest                                   262            225
                                                      ----------    -----------
  Net loss                                              ($17,134)      ($16,970)
                                                      ==========    ===========

  Net loss per share:
    Basic                                                 ($0.45)        ($0.54)
    Diluted                                               ($0.45)        ($0.54)
                                                      ==========    ===========
  Weighted average number of common
    shares outstanding:
    Basic                                             38,154,106     31,401,858
    Diluted                                           38,154,106     34,568,931
                                                      ==========    ===========


                                                            At           At
                                                         March 31    December 31
CONSOLIDATED BALANCE SHEETS                                2006         2005
-------------------------------------                   ----------   -----------
                                                        (unaudited)  (unaudited)
  Cash, cash equivalents and marketable securities         $59,595      $71,091
                                                           -------      -------
  Other current assets                                      14,031       13,298
  Total current assets                                      73,626       84,389
  Capital assets                                            10,474       10,327
  Other long-term assets                                     4,164        2,230
                                                           -------      -------
  TOTAL ASSETS                                             $88,264      $96,946
                                                           =======      =======

  Current liabilities                                      $20,162      $17,420
  Deferred revenue                                           3,370        8,779
  Deferred gain on sale of property                         19,402       19,759
  Long-term accrued liabilities                                342          207
  Non-controlling interest                                   1,492          509
  Shareholders' equity                                      43,496       50,272
                                                           -------      -------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $88,264      $96,946
                                                           =======      =======

(1)  Condensed from the Company's unaudited consolidated financial statements.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (Fibrillex(TM)) is designated as an orphan drug, is a Fast Track product candidate and is also part of the US Food and Drug Administration (FDA) Continuous Marketing Application Pilot 1 and Pilot 2 programs. In April 2006, the FDA filed and granted the eprodisate (Fibrillex(TM)) new drug application for priority review. Tramiprosate (Alzhemed(TM)), for the treatment of Alzheimer's disease, is currently in Phase III clinical trials in both North America and Europe and tramiprosate (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
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Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem's control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.



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